                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended                             December 31, 1997

Commission File Number                                1-10590


              VENTURE STORES, INC. PROFIT SHARING PLAN

             (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)



                        VENTURE STORES, INC.
                        2001 EAST TERRA LANE
                   O'FALLON, MISSOURI  63366-0110


            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)






                                 Page 1 of 16
                              Exhibit on Page 16

                  VENTURE STORES, INC.
                  PROFIT SHARING PLAN

                  FINANCIAL STATEMENTS AND SCHEDULES
                  AS OF DECEMBER 31, 1997 AND 1996
                  TOGETHER WITH AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Venture Stores, Inc. Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Venture Stores, Inc. Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the accompanying financial statements, on January 20, 1998, Venture Stores, Inc., the plan sponsor, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code, and subsequently announced that it would begin liquidation procedures. As a result, as of June 1, 1998, the plan sponsor announced that it intends to terminate the Plan. The accompanying financial statements and schedules have been prepared assuming that the Plan will continue as a going concern. The accompanying financial statements and schedules do not include any adjustments that might result from the outcome of this termination.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP


St. Louis, Missouri,
  June 24, 1998

                                                  VENTURE STORES, INC.
                                                  --------------------

                                                   PROFIT SHARING PLAN
                                                   -------------------


                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                    DECEMBER 31, 1997
                                                    -----------------
                                        (Thousands, except per unit information)





                                                                      Participant-Directed
                                         -------------------------------------------------------------------------------
                                                                                                      Interna-
                                                                 Common                   Small        tional    Venture
                                         Money        Bond        Stock      Balanced  Capitalization  Stock      Common
                                         Market       Index       Index        Fund        Fund         Fund      Stock
                                         ------       -----      ------      --------  -------------- --------   -------
                                                                                                                 (Note 4)
ASSETS:
  Investments, at fair value-
    Venture Stores, Inc.
      Common Stock                       $   -        $  -       $   -        $  -        $  -        $  -       $   497
    Short-term investments                12,411           9          32          18         -             5           5
    Chase Manhattan Bank Stock
      and Futures Index Fund                 -           -        19,986         -           -           -           -
    Barclays Global Investors
      Bond Index Fund                        -         5,219         -           -           -           -           -
    Brinson Partners United
      States Balanced Fund                   -           -           -         2,113         -           -           -
    Nicholas-Applegate Emerging
      Growth Portfolio                       -           -           -           -         2,703         -           -
    Lazard International
      Equity Portfolio                       -           -           -           -           -         1,440         -
                                         -------      ------     -------      ------      ------      ------     -------
        Total investments                 12,411       5,228      20,018       2,131       2,703       1,445         502

  Other assets-
    Accrued interest and
      dividends receivable                    62         -            43         -           -           -           -
    Participants' contribution
      receivable                             -           -             7          (1)        -            (2)         (4)
    Interfund receivables
      (payables)                              46        (139)        234        (124)        225        (176)        (22)
    Cash                                     -           -             1                     -           -           -
                                         -------      ------     -------      ------      ------      ------     -------
        Total assets                      12,519       5,089      20,303       2,006       2,928       1,267         476
                                         -------      ------     -------      ------      ------      ------     -------
LIABILITIES:
  Benefits payable to
    participants                             -           -           -           -           -           -           -
  Amounts payable for
    administrative expenses                   15           7          21           3           4           3           6
  Other liabilities                          -             9          32         -           -             5           5
                                         -------      ------     -------      ------      ------      ------     -------
        Total liabilities                     15          16          53           3           4           8          11
                                         -------      ------     -------      ------      ------      ------     -------
NET ASSETS AVAILABLE FOR BENEFITS        $12,504      $5,073     $20,250      $2,003      $2,924      $1,259     $   465
                                         =======      ======     =======      ======      ======      ======     =======
NUMBER OF UNITS AT DECEMBER 31, 1997       7,503       2,522       4,879       1,193       1,506         879      10,478
                                         =======      ======     =======      ======      ======      ======     =======
VALUE PER UNIT AT DECEMBER 31, 1997      $  1.67      $ 2.01     $  4.15      $ 1.68      $ 1.94      $ 1.43     $   .04
                                         =======      ======     =======      ======      ======      ======     =======


                                     Nonparticipant-
                                        Directed
                                     ---------------
                                         Venture
                                         Common      Distribution
                                          Stock        Account    Total
                                         -------     ------------ -----
                                         (Note 4)
ASSETS:
  Investments, at fair value-
  Venture Stores, Inc.
    Common Stock                          $  434        $-       $   931
  Short-term investments                       5         954      13,439
  Chase Manhattan Bank Stock
    and Futures Index Fund                   -           -        19,986
  Barclays Global Investors
    Bond Index Fund                          -           -         5,219
  Brinson Partners United
    States Balanced Fund                     -           -         2,113
  Nicholas-Applegate Emerging
    Growth Portfolio                         -           -         2,703
  Lazard International
    Equity Portfolio                         -           -         1,440
                                          ------        ----     -------
        Total investments                    439         954      45,831

  Other assets-
  Accrued interest and
    dividends receivable                     -             3         108
  Participants' contribution
    receivable                               -           -           -
  Interfund receivables
    (payables)                               (20)        (24)        -
  Cash                                       -           -             1
                                          ------        ----     -------
        Total assets                         419         933      45,940
                                          ------        ----     -------
LIABILITIES:
  Benefits payable to
    participants                             -           933         933
  Amounts payable for
    administrative expenses                    5         -            64
  Other liabilities                            5         -            56
                                          ------        ----     -------
        Total liabilities                     10         933       1,053
                                          ------        ----     -------
NET ASSETS AVAILABLE FOR BENEFITS         $  409        $-       $44,887
                                          ======        ====     =======
NUMBER OF UNITS AT DECEMBER 31, 1997       9,236
                                          ======
VALUE PER UNIT AT DECEMBER 31, 1997       $  .04
                                          ======



                             The accompanying notes are an integral part of this statement.

                                                  VENTURE STORES, INC.
                                                  --------------------

                                                   PROFIT SHARING PLAN
                                                   -------------------


                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     ----------------------------------------------

                                                    DECEMBER 31, 1996
                                                    -----------------
                                        (Thousands, except per unit information)



                                                                      Participant-Directed
                                         --------------------------------------------------------------------------------
                                                                                                      Interna-
                                                                  Common                   Small       tional     Venture
                                         Money        Bond        Stock      Balanced  Capitalization  Stock      Common
                                         Market       Index       Index        Fund        Fund        Fund       Stock
                                         ------       -----       ------     --------  -------------- --------    -------
                                                                                                                  (Note 4)
ASSETS:
  Investments, at fair value-
    Venture Stores, Inc.
      Common Stock                       $   -        $  -       $   -        $  -        $  -        $  -       $ 1,701
    Short-term investments                14,705          12          36           9          15           6          14
    Chase Manhattan Bank's Stock
      and Futures Index Fund                 -           -        18,232         -           -           -           -
    Chase Manhattan Bank's Bond
      Index Fund                             -         6,048         -           -           -           -           -
    Brinson Partners United
      States Balanced Fund                   -           -           -         1,622         -           -           -
    Nicholas-Applegate Emerging
      Growth Portfolio                       -           -           -           -         2,953         -           -
    Lazard International Equity
      Portfolio                              -           -           -           -           -         1,457         -
                                         -------      ------     -------      ------      ------      ------     -------
        Total investments                 14,705       6,060      18,268       1,631       2,968       1,463       1,715

  Other assets-
    Accrued interest and
      dividends receivable                    68          37          36         -           -           -           -
    Participants' contribution
      receivable                              11          (2)         (2)        -             1          (1)         (5)
    Interfund receivables
      (payables)                             457        (148)       (200)         45          46        (154)        (27)
    Cash                                     -           131           1          12         -           -           -
                                         -------      ------     -------      ------      ------      ------     -------
        Total assets                      15,241       6,078      18,103       1,688       3,015       1,308       1,683
                                         -------      ------     -------      ------      ------      ------     -------
LIABILITIES:
  Benefits payable to
    participants                             -           -           -           -           -           -           -
  Payable to Venture Stores, Inc.            -           -           -           -           -           -           -
  Amounts payable for
      administrative expenses                 13           6          17           2           3           2           7
                                         -------      ------     -------      ------      ------      ------     -------
        Total liabilities                     13           6          17           2           3           2           7
                                         -------      ------     -------      ------      ------      ------     -------
NET ASSETS AVAILABLE FOR BENEFITS        $15,228      $6,072     $18,086      $1,686      $3,012      $1,306     $ 1,676
                                         =======      ======     =======      ======      ======      ======     =======
NUMBER OF UNITS AT DECEMBER 31, 1996       9,788       3,268       5,828       1,159       1,724       1,006      10,468
                                         =======      ======     =======      ======      ======      ======     =======
VALUE PER UNIT AT DECEMBER 31, 1996      $  1.56      $ 1.86     $  3.10      $ 1.45      $ 1.75      $ 1.30     $   .16
                                         =======      ======     =======      ======      ======      ======     =======



                                    Nonparticipant-
                                       Directed
                                    --------------
                                        Venture
                                        Common      Distribution
                                        Stock         Account     Total
                                        -------     ------------  -----
                                        (Note 4)
ASSETS:
  Investments, at fair value-
    Venture Stores, Inc.
      Common Stock                       $ 1,707        $-       $ 3,408
    Short-term investments                    14         678      15,489
    Chase Manhattan Bank's Stock
      and Futures Index Fund                 -           -        18,232
    Chase Manhattan Bank's Bond
      Index Fund                             -           -         6,048
    Brinson Partners United
      States Balanced Fund                   -           -         1,622
    Nicholas-Applegate Emerging
      Growth Portfolio                       -           -         2,953
    Lazard International Equity
      Portfolio                              -           -         1,457
                                         -------        ----     -------
        Total investments                  1,721         678      49,209

  Other assets-
    Accrued interest and
      dividends receivable                   -             2         143
    Participants' contribution
      receivable                             -           -             2
    Interfund receivables
      (payables)                              10         (29)        -
    Cash                                     -           -           144
                                         -------        ----     -------
        Total assets                       1,731         651      49,498
                                         -------        ----     -------
LIABILITIES:
  Benefits payable to
    participants                             -           546         546
  Payable to Venture Stores, Inc.            -           105         105
  Amounts payable for
    administrative expenses                    7         -            57
                                         -------        ----     -------
        Total liabilities                      7         651         708
                                         -------        ----     -------
NET ASSETS AVAILABLE FOR BENEFITS        $ 1,724        $-       $48,790
                                         =======        ====     =======
NUMBER OF UNITS AT DECEMBER 31, 1996      10,765
                                         =======
VALUE PER UNIT AT DECEMBER 31, 1996      $   .16
                                         =======



                             The accompanying notes are an integral part of this statement.

                                                  VENTURE STORES, INC.
                                                  --------------------

                                                   PROFIT SHARING PLAN
                                                   -------------------


                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                ---------------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------
                                                       (Thousands)


                                                                      Participant-Directed
                                         -------------------------------------------------------------------------------
                                                                                                       Interna-
                                                                  Common                   Small        tional   Venture
                                         Money         Bond       Stock      Balanced  Capitalization   Stock    Common
                                         Market        Index      Index        Fund        Fund         Fund     Stock
                                         ------        -----      ------     --------  --------------  --------  -------
                                                                                                                (Note 4)
ADDITIONS:
  Dividend income                        $   -        $  -       $   372      $  -        $  -        $   44     $   -
  Interest income                            765         137          12          99           2           1           1
  Participant contributions                  840         231         875         188         349         152         483
  Net appreciation (depreciation)
    in the fair value of
    investments                              -           359       5,082         108         335         108      (1,242)
  Participant interfund transfers             59        (578)         76         283         226          76        (125)
                                         -------      ------     -------      ------      ------      ------     -------
      Total additions                      1,664         149       6,417         678         912         381        (883)
                                         -------      ------     -------      ------      ------      ------     -------
DEDUCTIONS:
  Participant termination and
    withdrawal payments                    4,319       1,105       4,167         335         984         418         289
  Administrative expenses                     69          43          86          26          16          10          39
                                         -------      ------     -------      ------      ------      ------     -------
      Total deductions                     4,388       1,148       4,253         361       1,000         428         328
                                         -------      ------     -------      ------      ------      ------     -------

NET INCREASE (DECREASE)                   (2,724)       (999)      2,164         317         (88)        (47)     (1,211)

NET ASSETS AVAILABLE FOR BENEFITS
  AT DECEMBER 31, 1996                    15,228       6,072      18,086       1,686       3,012       1,306       1,676
                                         -------      ------     -------      ------      ------      ------     -------
NET ASSETS AVAILABLE FOR BENEFITS
  AT DECEMBER 31, 1997                   $12,504      $5,073     $20,250      $2,003      $2,924      $1,259     $   465
                                         =======      ======     =======      ======      ======      ======     =======


                                     Nonparticipant-
                                        Directed
                                     --------------
                                        Venture
                                         Common
                                         Stock        Total
                                        -------       -----
                                        (Note 4)
ADDITIONS:
  Dividend income                        $   -       $   416
  Interest income                            -         1,017
  Participant contributions                  -         3,118
  Net appreciation (depreciation)
    in the fair value of
    investments                           (1,066)      3,684
  Participant interfund transfers            (17)        -
                                         -------     -------
      Total additions                     (1,083)      8,235
                                         -------     -------
DEDUCTIONS:
  Participant termination and
    withdrawal payments                      198      11,815
  Administrative expenses                     34         323
                                         -------     -------
      Total deductions                       232      12,138
                                         -------     -------

NET INCREASE (DECREASE)                   (1,315)     (3,903)

NET ASSETS AVAILABLE FOR BENEFITS
  AT DECEMBER 31, 1996                     1,724      48,790
                                         -------     -------
NET ASSETS AVAILABLE FOR BENEFITS
  AT DECEMBER 31, 1997                   $   409     $44,887
                                         =======     =======


                             The accompanying notes are an integral part of this statement.

                             VENTURE STORES, INC.
                             --------------------

                              PROFIT SHARING PLAN
                              -------------------


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                  -------------------------------------------

                          DECEMBER 31, 1997 AND 1996
                          --------------------------
           (Thousands, except for participant and share information)


1.    PLAN DESCRIPTION:
      -----------------

The following description of the Venture Stores, Inc. Profit Sharing Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General
-------

The Plan is a defined contribution plan established by Venture Stores, Inc. (Venture) under the provisions of Section 401(a) of the Internal Revenue Code
(IRC), which includes a qualified deferred arrangement as described in
Section 401(k) of the IRC, for the benefit of eligible Venture employees.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Associates are eligible to participate in the Plan upon reaching age 21 and completing one year of regular service consisting of at least one thousand hours.

The Plan is administered by the Retirement Committee consisting of management personnel appointed by Venture's Board of Directors. An Administrative Subcommittee has the general responsibility for administration of the Plan, and an Investment Subcommittee establishes and monitors investment policies and activities.

The Plan's trustee, The Bank of New York (the Trustee), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

The Plan was established January 1, 1990. Prior to 1990, Venture associates participated in The May Department Stores Company Profit Sharing Plan (the May Plan). During 1990, all of the assets, liabilities and net assets which were held in the accounts of Venture associates in the May Plan were transferred to the Plan. Venture was a wholly owned subsidiary of The May Department Stores Company (May) prior to the distribution of substantially all of Venture's outstanding shares of common stock to May's common shareowners on November 3, 1990 (the Spin-off).

Contributions
-------------

Eligible employees can contribute an amount up to 15%, but not less than 1% (decreased from 2% effective January 1, 1996) of compensation as defined by the Plan, limited by requirements of the IRC. Contributions may be made prior to federal and certain other income taxes pursuant to Section 401(k) of the IRC. The Plan also permits after-tax contributions.

Effective January 1, 1996, the Retirement Committee amended the Plan such that the employer contribution will be a variable and discretionary matching rate between 0% and 100% (formerly between 25% and 75%) of participants' basic contributions up to 5% of compensation. Venture's matching rate was 0% in both 1996 and 1997.

Vesting
-------

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of vesting service. Vesting service is years of participation in the Plan and the May Plan (while Venture was owned by May) plus any calendar year in which a participant was credited with one thousand hours before joining the Plan.
A participant vests according to the following schedule:


                                                      Percentage
            Years of Vesting Service                    Vested
            -------------------------------           ----------
            Less than 3                                   0%
            3 but less than 4                            20%
            4 but less than 5                            40%
            5 but less than 6                            60%
            6 but less than 7                            80%
            7 years or more                             100%
            Death, disability or retirement             100%

Forfeitures of nonvested amounts are used to reduce future company matching contributions.

Investment Options
------------------

Participants' accounts are invested in the following investment funds:

      Money Market Fund - This fund invests in short-term (less than one
      -----------------
      year) obligations of high-quality issuers including banks, corporations, municipalities, the U.S. Treasury and other federal agencies.

      Bond Index Fund - This fund invests in U.S. Government, federal agency
      ---------------
      and corporate securities similar to those that make up the Salomon Brothers Broad Investment Grade Bond Index. This index represents the overall performance of debt securities that have maturities of one to 30 years, averaging nine years. In previous years, the fund manager was UBS Asset Management. During the 1997 plan year, the funds were transferred and are now administered by Barclays Global Investors. The characteristics of this fund are similar to that of the previous fund.

      Common Stock Index Fund - This fund invests in common stock of the
      -----------------------
      corporations that make up the Standard & Poor's 500 Stock Index and related futures. This index represents the composite performance of the 500 major stocks in the United States. Investment mix is based on the relative market capitalization (number of shares outstanding times the share price) of the 500 corporations, with larger corporations making up a higher proportion of the fund than smaller corporations.

      Balanced Fund - This fund invests in Brinson Partners United States
      -------------
      Balanced Fund, which invests in a diversified portfolio of stocks and bonds of U.S. companies. The average allocation of investments in the fund is 67% in stocks, 28% in bonds and 5% in cash equivalents.

      Small Capitalization Fund - This fund invests in the Nicholas-Applegate
      -------------------------
      Emerging Growth Portfolio, which invests in companies with less than $500 million in market capitalization.

      International Stock Fund - This fund invests in the Lazard
      ------------------------
      International Equity Portfolio, which invests primarily in the equity securities of non-United States companies.

      Venture Common Stock Fund - This fund invests in the common stock of
      -------------------------
      Venture. Effective March 1, 1998, the Venture Common Stock Fund is no longer an investment option in the Plan. Any participant contributions on or after that date that are directed to the Venture Common Stock Fund will automatically be redirected to the Money Market Fund.

Participant Interfund Transfers
-------------------------------

Participants may transfer monies between participant-directed funds throughout the year. To the extent a participant elects to transfer money in a participant-directed fund that was formerly considered an employer match under the May Plan to the Venture Common Stock Fund, the monies will be transferred into the nonparticipant-directed Venture Common Stock Fund, and the monies are no longer considered to be participant directed. Monies in the Venture Common Stock Fund - nonparticipant-directed which represents company matching contributions cannot be transferred to other funds until the participant reaches the age of 55.

Benefits
--------

Amounts in a participant's account and the vested portion of a participant's company account (representing employer's contributions) are distributed upon retirement, death, disability or other termination of employment. If the value of the participant's account is $3,500 or less, payment is a lump-sum distribution. If the value of the participant's account is more than $3,500, the participant can choose a lump-sum distribution or leave the account in the Plan until age 65. Accounts left in the Plan are valued monthly until distribution.

Distributions from the Venture Common Stock Fund are made in shares of Venture common stock if the distribution equals or exceeds 100 shares, or for a distribution less than 100 shares, if the participant elects. All other distributions, including fractional shares of Venture common stock, are paid in cash.

The payable to Venture Stores, Inc. represents amounts due to Venture for reimbursement of taxes paid by Venture in connection with benefit payments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      -------------------------------------------

Definition of the Plan Year
---------------------------

The plan year is a calendar year ending December 31.

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation
--------------------

The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of investments are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Monthly Valuation of the Trust
------------------------------

The unit value of each investment fund is determined by dividing the market value of each investment fund by the total number of participant units outstanding at month-end in each investment fund. As of each succeeding monthly valuation date, the unit value of each fund is determined and account balances in each fund are adjusted as follows:

      (a) All payments made from an account are valued based on the unit value as of the end of the month in which the request is received.

      (b) With respect to any dollar amount contributed during the month, an equivalent number of additional units are credited to the appropriate participant accounts in such investment fund(s) based on the unit value(s) as of the end of the month in which the contribution was made.

      (c) In the event that a participant's employment is terminated and a portion of such participant's company account has been forfeited, the forfeited units shall be applied to reduce the amount of company contributions with respect to the plan year in which they arise.

Administrative Expenses
-----------------------

Salaries and related benefits of associates who administer the Plan are provided by Venture. All other administrative expenses are paid by the Plan and are allocated to the investment funds based upon each fund's percentage of the Plan's total investments. These expenses primarily include investment management and trustee fees.

Accounting and Reporting
------------------------

Practice Bulletin 12 clarifies the AICPA Audit and Accounting Guide, Audits
                                                                     ------
of Employee Benefit Plans, with regard to reporting requirements of defined
-------------------------
contribution pension plans. The significant requirement is separate disclosure of participant-directed and nonparticipant-directed portions within an investment fund option. Nonparticipant-directed portions include Venture matching contributions.

At December 31, 1997 and 1996, the nonparticipant-directed Venture Common Stock Fund includes approximately $55 and $232 of investments that are due to participants over the age of 55. These amounts can be transferred to other funds at the discretion of the participants.

3.    TAX STATUS:
      ----------

The Plan has received a favorable determination letter dated February 18, 1997, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.    SUBSEQUENT EVENT:
      -----------------

On January 20, 1998, Venture filed for bankruptcy under Chapter 11, Reorganization. Later, on April 27, 1998, Venture announced that it would begin liquidation procedures. As a result of the Chapter 11 filing, Venture's stock was delisted from the New York Stock Exchange. Based on the May 31, 1998, Trustee statements, the fair value of the Venture common stock included in both the participant-directed and nonparticipant-directed Venture Common Stock Funds is $10 (this equates to approximately $.025 per share of Venture common stock).

Also, subsequent to year-end, Venture filed an amendment to the Plan, effective January 1, 1998, to allow all participant accounts to be fully vested and nonforfeitable as of that date. As of June 1, 1998, Venture has indicated that there is an intent to terminate the Plan. According to the rights under the Plan, Venture can do so at any time. In the event of plan termination, all accounts shall be revalued as if the termination date were a valuation date, and such accounts shall be distributed to members after payment of administrative expenses. As of June 1, 1998, the termination date has not been determined.

5.    RECONCILIATION TO FORM 5500:
      ----------------------------

For the year ended December 31, 1997, the Plan had approximately $1,701 of pending distributions to participants who elected either a withdrawal or final payment of their benefits from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by Venture for the year ended December 31, 1997:

                                                                               Participant
                                                                               Termination
                                                                 Benefits          and            Net Assets
                                                                Payable to      Withdrawal       Available for
                                                               Participants      Payments           Benefits
                                                               ------------     -----------      -------------
Per financial statements                                         $   933<F1>      $ 11,815          $ 44,887
Accrued benefit payments - December 31, 1997                       1,701             1,701            (1,701)
Accrued benefit payments - December 31, 1996                         -              (2,498)               -
                                                                 -------          --------          --------
      Per Form 5500                                              $ 2,634          $ 11,018          $ 43,186
                                                                 =======          ========          ========

<F1>Represents checks outstanding as of December 31, 1997.

                                                                                                      SCHEDULE I

                                                  VENTURE STORES, INC.
                                                  --------------------

                                                   PROFIT SHARING PLAN
                                                   -------------------


                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               ----------------------------------------------------------
                                                    DECEMBER 31, 1997
                                                    -----------------
                              (Thousands, except for number of shares and principal amount)


                                                                    Number of
                                                                    Shares or
                                                                    Principal                               Fair
                                                                     Amount               Cost             Value
                                                                   -----------          --------          --------
Venture Common Stock Fund
-------------------------

<F*>Venture Stores, Inc. Common Stock                                1,064,399          $ 15,152          $    931
<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $    10,337                10                10
                                                                                        --------          --------
      Venture Common Stock Fund Total                                                   $ 15,162          $    941
                                                                                        ========          ========
Money Market Fund
-----------------

<F*>Short-Term Investment Fund-Master Notes-discretionary          $12,410,546          $ 12,411          $ 12,411
                                                                                        ========          ========
Bond Index Fund
---------------

Barclay's Global Investors U.S. Debt Index Fund                        339,525          $  4,817          $  5,219
Barclay's Money Market Fund                                        $        92               -                 -
<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $     8,750                 9                 9
                                                                                        --------          --------
      Bond Index Fund Total                                                             $  4,826          $  5,228
                                                                                        ========          ========
Common Stock Index Fund
-----------------------

Chase Manhattan Bank's Stock and Futures Index Fund                     42,428          $ 10,611          $ 19,986
<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $    32,150                32                32
                                                                                        --------          --------
      Common Stock Index Fund Total                                                     $ 10,643          $ 20,018
                                                                                        ========          ========
Balanced Fund
-------------

Brinson Partners United States Balanced Fund                             9,625          $  1,767          $  2,113
<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $    18,112                18                18
                                                                                        --------          --------
                                                                                        $  1,785          $  2,131
                                                                                        ========          ========

<F*>Represents a party-in-interest for the year ended December 31, 1997.

                                            (Continued on the following page)





                                                                                      SCHEDULE I
                                                                                       Continued





                                                                    Number of
                                                                    Shares or
                                                                    Principal                               Fair
                                                                      Amount              Cost             Value
                                                                   -----------          --------          --------
Small Capitalization Fund
-------------------------

Nicholas-Applegate Emerging Growth Portfolio                           214,383          $  2,729          $  2,703
                                                                                        ========          ========
International Stock Fund
------------------------

Lazard International Equity Portfolio                                  103,071          $  1,366          $  1,440
<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $     4,982                 5                 5
                                                                                        --------          --------
                                                                                        $  1,371          $  1,445
                                                                                        ========          ========
Distribution Account
--------------------

<F*>Short-Term Investment Fund-Master Notes-nondiscretionary       $   954,106          $    954          $    954
                                                                                        ========          ========
      Total investments at December 31, 1997                                            $ 49,881          $ 45,831
                                                                                        ========          ========

<F*>Represents a party-in-interest for the year ended December 31, 1997.





                              The accompanying notes are an integral part of this schedule.

                                                                                                SCHEDULE II




                                                  VENTURE STORES, INC.
                                                  --------------------

                                                   PROFIT SHARING PLAN
                                                   -------------------


                                   ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS <Fa>
                                   ---------------------------------------------------

                                          FOR THE YEAR ENDED DECEMBER 31, 1997
                                          ------------------------------------
                                     (Thousands, except for number of transactions)


                                                        Purchases                           Sales
                                                    ----------------        -----------------------------------------
                                                    No. of                  No. of                 Sales       Gain/
                                                    Trans.    Cost          Trans.    Cost         Price       (Loss)
                                                    ------  --------        ------  --------     --------      ------
Chase Manhattan Bank Stock and Futures Index
  Fund                                                35    $  1,384          24    $  2,755     $  4,711      $1,956

Chase Manhattan Bank Bond Index Fund                   4         136          12       6,224        6,109        (115)

Barclay's Global Investor U.S. Debt Index Fund        17       5,732          17         914          946          32

<F*>Short-Term Investment Fund-Master
      Notes-discretionary (managed by The Bank of
      New York)                                       42       3,052          36       5,347        5,347         -

<F*>Short-Term Investment Fund-Master
      Notes-nondiscretionary (managed by The
      Bank of New York)                              332      27,469         470      27,224       27,224         -


<Fa>  Represents transactions or a series of transactions in excess of 5% of the fair value of plan assets at the beginning of the year.

<F*>Represents a party-in-interest for the year ended December 31, 1997.



                              The accompanying notes are an integral part of this schedule.

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                    Venture Stores, Inc. Profit Sharing Plan



Date:  June 24, 1998                By:          /s/  Rebecca J. Dunn
                                        ---------------------------------------
                                        Rebecca J. Dunn
                                        VP-Human Resources